FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Outcome of the meeting of the Board of Directors of ICICI Bank held on October 4th 2018

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Board of Directors of ICICI Bank Limited, accepted the request of Ms Chanda Kochhar to seek early retirement from the Bank at the earliest. The Board accepted this request with immediate effect. The enquiry instituted by the Board will remain unaffected by this and certain benefits will be subject to the outcome of the enquiry. Ms Kochhar will also relinquish office from the Board of Directors of the Bank’s subsidiaries

The Board decided to appoint Mr. Sandeep Bakhshi as Managing Director & Chief Executive Officer. His appointment will be for a period of five years until October 3, 2023, subject to regulatory and other approvals. The other terms and conditions of his appointment, such as remuneration, would remain unchanged.

Separately, due to health reasons Mr. M. D Mallya, Independent Director, resigned from the Board and the same was accepted.

About ICICI Bank: ICICI Bank Ltd (NSE & BSE: ICICIBANK, NYSE: IBN) is India’s largest private sector bank by consolidated assets. The Bank’s consolidated total assets stood at US$ 172.5 billion at March 31, 2018. ICICI Bank's subsidiaries include India's leading private sector insurance, asset management and securities brokerage companies.

For media queries, write to: corporate.communications@icicibank.com

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 4, 2018	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager